

January 22, 2013

Via E-mail
Thomas B. Mangas
CFO
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, Pennsylvania 17603

> **Re:** **Armstrong World Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed October 29, 2012**
> **Response dated January 14, 2013**
> **File No. 1-2116**

Dear Mr. Mangas:

We have reviewed your response letter dated January 14, 2013, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations, page 24

1. We note your response to comment 2 in our letter dated December 18, 2012, in which you qualified the extent to which you are willing to comply with the requirements in Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K. To help us understand the impact your qualifications will have on your compliance with Item 303 of Regulation S-K, please provide us with the enhancements you intend to make to your analysis of your operating results for fiscal year 2011 as compared to fiscal year 2010 in response to our comment.   Please also refer to Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Note 11. Income Tax Expense, page 14

2. We note your response to comment 4 in our letter dated December 18, 2012, in which you note that the foreign tax credit deferred tax assets all relate to the US and were generated by intercompany dividends from foreign subsidiaries paid in 2004, 2005, and 2011. We further note your disclosure on page 63 of your fiscal year 2011 Form 10-K that during fiscal year 2011 you determined unremitted foreign earnings would be permanently reinvested. Please address each of the following to help us better understand these deferred tax assets:

- Provide us with a more comprehensive explanation as to how the intercompany dividends from foreign subsidiaries paid in 2004, 2005 and 2011 resulted in the recognition of foreign tax credit deferred tax assets.

- Quantify the amount of the intercompany dividends by jurisdiction and the corresponding tax rate by jurisdiction for these three periods that generated the deferred tax assets.

- Provide us with a better understanding as to whether these deferred tax assets are NOLs or are purely credits for payments of foreign taxes. Please also tell us the expiration dates that the corresponding amounts must be used.

- Tell us if there were any material offsetting entries to your foreign tax credit deferred tax assets between December 31, 2011, and September 30, 2012. In this regard, your response only notes that there was no material change to the gross deferred tax asset between December 31, 2011, and September 30, 2012.

- Provide us with a comprehensive description of the transactions/events that are expected to generate your foreign source income that will allow you to utilize the foreign tax credit deferred tax asset. Your response should identify the jurisdiction from which the foreign source income is generated along with the local tax rate. Also, your response should disclose the corresponding amount recognized, if any, during each of the three fiscal years presented and the nine-months ended September 30, 2012, for each foreign source income. For example, please tell us more about the supply contracts your foreign procurement subsidiary entered into, how those supply contracts will result in the generation of foreign source income that will allow you to realize the foreign tax credit deferred tax assets, the jurisdiction of your foreign procurement subsidiary, the local tax rate for this subsidiary, and the amount of foreign source income you anticipate recognizing in the US.

- Tell us if your analysis regarding the realizability of the foreign tax credit deferred tax assets is based on any material assumptions regarding future foreign or domestic tax rates. If so, please provide us with those assumptions, including your basis for your assumptions, and the implications if your assumptions are incorrect.

- Tell us if your analysis regarding the realizability of the foreign tax credit deferred tax assets is based on an assumption that you will not incur domestic taxable losses. If so, please explain your basis for this assumption, along with the implications if your assumptions are incorrect.

Mr. Mangas
Armstrong World Industries, Inc.
January 22, 2013
Page 3

- Tell us whether the 2012 increase in foreign sourced income will precipitate a fiscal year 2012 Form 10-K disclosure showing a fiscal year 2012 pre-tax income amount that significantly exceeds fiscal year 2011. If this will not occur, please explain to us why.
- Tell us whether the increase in fiscal year 2012 foreign sourced income will materially impact consolidated and/or segment operating results. If the foreign sourced income will materially impact consolidated and/or segment operating results, please confirm to us that this increase will be fully addressed in MD&A along with the identification of the relevant countries to allow investors to understand the extent to which operating results are impacted by specific geographic operations.

Please provide us with the disclosure you will include in your fiscal year 2012 Form 10-K to provide investors with an understanding of how these foreign tax credit deferred tax assets were generated and how you determined that these deferred tax assets are realizable. Absent the requested clarifications, it remains unclear whether there is a material error in your 2012 income tax accounting.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief